UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Precision Optics Corporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

740294301

(CUSIP Number)

John Shin, Esq.

Silverman Shin & Byrne PLLC

88 Pine Street, 22nd Fl.

New York, NY 10005

(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey Management I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,435,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,435,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14		TYPE OF REPORTING PERSON IA

                  CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey strategic capital, lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,435,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,435,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14		TYPE OF REPORTING PERSON PN

                  CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey Strategic Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,435,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,435,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14		TYPE OF REPORTING PERSON PN

                  CUSIP No. 740294301

Item 1.	Security and Issuer.

There is no change to the information set forth in Item 1 of the original Schedule 13D.

Item 2.	Identity and Background.

There is no change to the information set forth in Item 2 of the original Schedule 13D, except as follows: (b) The principal office of the Reporting Persons is 6 Pompano Road, Rumson, New Jersey 07760.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of November 22, 2016 (the “Purchase Agreement”), among the Issuer, Hershey Strategic Capital, LP and other investors, Hershey Strategic Capital, LP purchased from the Issuer 125,000 Units for a purchase price of $75,000. Each Unit consisting of one share of Common Stock and one warrant (the “Warrant”) to purchase one-half of one share of Common Stock at a variable exercise price.

The sources of funds used for the above described purchase by Hershey Strategic Capital, LP was its working capital. None of the funds used in connection with such purchases were borrowed by Hershey Strategic Capital, LP.

Item 4.	Purpose of Transaction.

There is no change to the information set forth in Item 4 of the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 1,435,000 shares of Common Stock (but excludes 62,500 shares of Common Stock issuable upon exercise of the Warrants which Warrants are not exercisable until October 2, 2017), representing 16.2% of the outstanding shares of Common Stock (based upon 7,539,582 shares of Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus 1,333,334 shares of Common Stock issued by the Issuer pursuant to the Purchase Agreement, as reported in the Issuer’s Current Report on Form 8-K filed November 29, 2016).

(b) As the investment advisor, Hershey Management I, LLC, has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) Except as described in Item 3 above, the Reporting Person, no transactions in the Common Stock were effected by the Reporting Persons during the past sixty days.

(d) and (e) Not applicable.

                  CUSIP No. 740294301

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Securities Purchase Agreement

As described above, pursuant to the Purchase Agreement, Hershey Strategic Capital, LP purchased from the Issuer 125,000 Units. Each Unit consisting of one share of Common Stock and one Warrant.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer, Hershey Strategic Capital, LP and other investors who are parties to the Purchase Agreement entered into a Registration Rights Agreement, dated as of November 22, 2016 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon exercise of the Warrants.

Warrants

Pursuant to the Purchase Agreement, Hershey Strategic Capital, LP acquired Warrants to purchase 62,500 shares of Common Stock. The exercise price of the Warrants is variable and depends on achieving two financial performance criteria during the remainder of fiscal year 2017. The exercise price will be $.40, $.20 or $.01 if both, one or neither of the criteria is achieved, respectively. The Warrants are exercisable beginning October 2, 2017 and expire on October 16, 2017.

The foregoing summaries of the agreements and instruments are qualified in their entirety by reference to the copies of such agreements and instruments which are incorporated by this reference.

                  CUSIP No. 740294301

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Securities Purchase Agreement, dated as of November 22, 2016, among the Issuer, Hershey Strategic Capital, LP and other investors (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed November 29, 2016)
2.	Registration Rights Agreement, dated as of November 22, 2016, among the Issuer, Hershey Strategic Capital, LP and other investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed November 29, 2016)
3.	Form of Warrant, dated November 22, 2016 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed November 29, 2016)

                  CUSIP No. 740294301

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016

Hershey Management I, LLC

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital, LP
By: Hershey Strategic Capital GP, LLC,
General Partner

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital gp, llc

By: /s/ Adam Hershey
Adam Hershey, Managing Member